SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For transition period from                      to                     .

Commission file number - 001-14410

A.	Full title of the plan and address of the plan if different from that of the issuer named below:

AXA Equitable 401(k) Plan, 1290 Avenue of Americas, New York, NY 10104

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AXA, S.A.

25, Avenue Matignon, 75008 Paris, France

AXA EQUITABLE 401(k) PLAN

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016

AND FOR THE YEAR ENDED

DECEMBER 31, 2017

AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2017

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AXA EQUITABLE 401(k) PLAN

*	Refers to item number in IRS Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2017.

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of AXA Equitable 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of AXA Equitable 401(k) Plan (the “Plan”) as of December 31, 2017 and December 31, 2016 and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and December 31, 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

New York, New York

June 28, 2018

We have served as the Plan’s auditor since 2007.

AXA EQUITABLE 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2017 AND 2016

	December 31,
	2017	2016
Assets
Investments, at fair value (Notes 3 and 4)	$1,611,807,024	$1,359,752,371
Investments, in fully benefit-responsive Investment Contracts, at contract value (Note 5)	493,617,218	512,482,818

Total Investments	2,105,424,242	1,872,235,189

Receivables
Employer contributions	6,847,469	6,693,205
Notes receivable from participants (Note 1)	24,772,281	23,355,655
Other receivables	8,865	180,452

Total receivables	31,628,615	30,229,312

Total assets	2,137,052,857	1,902,464,501

Liabilities
Accrued expenses and other liabilities	7,325,630	3,202,085

Total liabilities	7,325,630	3,202,085

Net assets available for benefits	$2,129,727,227	$1,899,262,416

See accompanying notes to the financial statements

AXA EQUITABLE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2017

Year Ended December 31, 2017
Additions
Investment income
Net appreciation in fair value of investments (Note 3)	$254,693,305
Interest	9,566,728
Dividends	13,911,352

Total investment income	278,171,385

Interest income on notes receivable from participants	1,109,392
Contributions
Participant	68,122,927
Employer	31,238,006

Total contributions	99,360,933

Total additions	378,641,710

Deductions
Benefits paid to participants	143,885,259
Administrative expenses, net of forfeitures	4,291,640

Total deductions	148,176,899

Net increase during the year	230,464,811
Net assets available for benefits
Beginning of year	1,899,262,416

End of year	$2,129,727,227

See accompanying notes to the financial statements

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

1.	DESCRIPTION OF THE PLAN

The following description of the AXA Equitable 401(k) Plan (the “Plan”) sponsored by AXA Equitable Life Insurance Company (“AXA Equitable” or the “Company”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan with a cash or deferred arrangement providing benefits for eligible common-law employees and statutory employees of AXA Equitable and certain participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code of 1986 (the “Code”), as amended.

Plan Fiduciary, Administrator and Trustee

The named fiduciaries of the Plan are the Administrative Committee and the Investment Committee. The Administrative Committee serves as the Plan administrator, Northern Trust is the custodian, trustee and disbursement agent of the Plan, and Fidelity Trust Company (“Fidelity”) serves as the legal custodian for the fixed income investments.

Plan Amendment

The following represents the material amendments made to the Plan for the 2016 Plan year:

The Plan was amended effective June 13, 2016 to permit officers or officer equivalents of an affiliate to participate as members of the committee, affiliate appointed by Senior Executive Director and Chief Human Resource to be responsible for reviewing investment guidelines, monitoring asset managers, selecting asset allocations and investment options for the Plan, and delegating such responsibility as deemed appropriate.

Eligibility

The Plan covers full-time employees, “Group I” part-time employees, financed financial professionals, and statutory employees, as well as other employees of AXA Equitable and employees of certain participating affiliates who are scheduled to work a minimum of 1,000 hours in a Plan year.

Contributions

Eligible new hires are automatically enrolled in the Plan after performing one hour of service. Each year, participants may contribute to the Plan on a before-tax basis, an after-tax basis, or a Roth 401(k) basis (or any combination of the foregoing), up to a percentage of annual compensation as defined in the Plan. The Plan has an automatic participation feature with a 30-day opt-out option. Eligible new hires who do not opt out, are automatically deemed to have elected a 3% before-tax contribution rate, which is automatically invested in the target allocation fund closest to the individual’s 65th birthday. Participants can elect to have before-tax contributions automatically increase each year by 1% until the participant reaches a 10% deferral percentage or elects out of the automatic increase program. New hires can opt-out, or change their contribution rate or investment options at any time. The maximum before-tax and/or Roth 401(k) contribution a participant can contribute is 75% of his or her annual eligible compensation, subject to reduction by limits imposed by the Code ($18,000 for 2017 and 2016).

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

1.	DESCRIPTION OF THE PLAN (continued)

The maximum after-tax contribution is $10,000 (prior to January 1, 2014, $25,000) or 20% of the participant’s annual eligible compensation (10% for Puerto Rican participants and up to $10,000 per Plan year), whichever is less, provided that the participant’s combined before-tax, Roth 401(k) and after-tax contributions cannot exceed 95% of his or her annual eligible compensation (Puerto Rican participants cannot make 401(k) Roth contributions). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions in the amount of $6,000 for 2017 and 2016 ($1,500 for Puerto Rican participants). The maximum before-tax and/or Roth 401(k) contribution that a participant eligible for catch up contributions can contribute per the Code was $24,000 for 2017 and 2016 ($1,500 in 2017 and $1,500 in 2016 for Puerto Rican participants). Total maximum contribution is the amount of $54,000 for 2017 and $15,000 for Puerto Rican participants.

Participants may also contribute amounts representing eligible rollover distributions from other qualified defined benefit or defined contribution plans.

For purposes of the Plan, compensation (i) does not include deferred earnings at the time earned but includes them at time of receipt so long as the participant is still in service with the Company or its participating affiliates and their affiliates or subsidiaries and (ii) does not include non-benefits eligible compensation. In addition, Effective January 1, 2014, for purposes of computing Company Contributions (“Company Contribution”), compensation shall exclude any distributions of deferred earnings including the earnings and losses thereon received by a participant which are attributable to his or her elective deferrals made to the AXA Equitable Post-2004 Variable Deferred Compensation Plan on or after January 1, 2014 solely for the purpose of determining the Company Contributions.

Effective February 12, 2012, the Company and certain participating affiliates replaced the 3% matching contribution with a discretionary performance based (prior to February 2016, known as a profit sharing) contribution opportunity of up to 4% compensation if the applicable employer meets certain performance goals. Other participating affiliates continue to make matching contributions. For 2017, the Company made a performance based contribution of $6,759,362 in March 2018. For 2016, the Company made a performance based contribution of $6,693,205 in March 2017.

The Plan was also amended on December 30, 2013 to add effective with the first payroll period ending in the 2014 calendar year, a Company contribution for all participants except AXA Liabilities Managers Inc., AXA Art Insurance Corporation and Fine Art Services International (U.S.) Inc., or effective January 1, 2013, AXA Insurance Company and AXA Art Americas Corporation (collectively “AXA LM”) participants. Such payroll contributions will equal to, each Plan year, 2.5% of the eligible participant’s eligible annual compensation up to the Social Security Wage Base ($127,200 in 2017) and of 5% of the eligible participant’s eligible annual compensation in excess of the Social Security Wage Base up to the IRS compensation limit of $270,000 in 2017, provided that such participant meets certain employment conditions.

AXA Investment Managers, S.A.’s subsidiaries: AXA Private Equity US LLC and AXA IM Rose, Inc. or effective January 1, 2014, AXA Real Estate Managers US LLC and AXA Investment Managers Inc. (“AXA IM”) continued to provide a matching contribution which shall be not more than 4% of the applicable participant’s compensation (prior to January 1, 2014, 3%) and did not adopt the new performance based/ profit sharing contribution formula.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

1.	DESCRIPTION OF THE PLAN (continued)

AXA LM continues to provide to AXA LM Participants a 5% matching contribution and a retirement program contribution which is based on the AXA LM participant’s age and years of service.

Performance based contributions (if any), Company Contributions and matching contributions are invested in (i) accordance with the participants’ current investment election or, (ii) if no election, in the qualified default investment designated by the Investment Committee, which is the target allocation fund closest to the individual’s 65th birthday.

The Plan was amended in 2015 to provide that effective January 1, 2015, any service performed for Global Reinsurance Company of America prior to January 1, 2015, will be generally recognized as vesting service.

The Plan was amended in 2015 to allow effective September 25, 2015, the conversion of at least $500 or more of the participant’s eligible vested Plan account balance to a Roth 401(k) account no more than twice a year.

Allocation Provisions

Participants direct the investment of their contributions into various investment options offered by the Plan. In 2017, the Plan offered twelve target allocation funds through a group annuity contract, seventeen mutual funds, a Company stock fund, a self-directed brokerage window program and a fixed income fund as investment options for participants. Two of the core funds utilize a volatility management investment strategy (i.e., an asset management strategy that limits equity exposure during periods of high volatility to provide downside protection, but may also limit returns in an “up-market”). Effective July 21, 2010, the Company stock fund changed from a unitized stock fund to an individual share accounting fund. No new contributions, loan repayments, or transfers can be made to the Company stock fund on or after March 22, 2010.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, matching contribution/ performance based contribution, Company Contribution and investment earnings/losses, and is also charged with an annual fee for administrative expenses taken proportionately on a quarterly basis from each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Notes Receivable from Participants

Active participants may borrow from their fund accounts, in $1 increments (prior to March 30, 2011 in $100 increments), a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 or (ii) 50% of their vested account balance (minus any outstanding loans). Participants may have up to two loans outstanding at any time, either two general purpose loans or one residential and one general purpose loan. The loans are collateralized by the balance in the participant’s account. Interest on the loan is equal to the prime rate at the beginning of the calendar quarter during which the loan is issued plus one percent. The interest rates for all outstanding loans ranged from 4.25% to 11% as of December 31, 2017 and 2016.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

1.	DESCRIPTION OF THE PLAN (continued)

Principal and interest is paid over a range of one to five years for general purpose loans and five to fifteen years for residential loans. Participants whose loan is deemed distributed are not permitted to actively participate in the Plan for 6 months from the date of the deemed distribution (Under Section 11.7 of the 401(k) Plan, a 401(k) Plan participant who fails to pay the required loan payments in any month shall have the amount of such loan (plus any accrued interest) deemed to be a distribution under Internal Revenue Code Section 72(p)(1)(A) if the Participant fails to bring the loan current by the end of the following calendar quarter), which means that they will not be able to make employee deferrals or receive matching contributions but will, however, be eligible to receive the performance based contribution (if any) and the Company Contributions. However, an active participant is permitted to transfer account balances among investment funds (except to the Company stock fund).

Payment of Benefits

Upon termination of service, including due to death, disability, or retirement, the normal form of benefit is a single sum cash payment (except for the MONY Life Retirement Plan for Field Underwriters (“FURP”) subaccounts), in which the normal form of benefit for single individuals is a straight life annuity and for married individuals (as recognized under state or foreign law based on the state or country of celebration) is a qualified joint and survivor annuity. Additional forms of distribution available for participants include monthly installments or the purchase of an annuity. Required minimum distributions as required by the Code are also paid, as necessary. Participants may also become eligible for benefit distributions through special circumstances, such as natural disasters, in accordance with IRS guidance.

A participant who has separated from service or is Disabled (as defined under the Plan) may elect to receive partial lump sum withdrawals from his or her vested account balance.

Vesting

Participants are vested immediately in their own contributions plus actual earnings, if any, thereon. Matching contributions, performance based contributions and Company Contributions are vested upon completion of three years of service. Participants also become 100% vested upon reaching normal retirement age, or becoming disabled, or dying while in service, or if AXA Equitable terminates the Plan or discontinues all employer contributions.

Special vesting rules apply for certain participants. AXA LM participants are fully vested in their retirement program contributions. In addition, the Plan recognizes prior vesting service for certain participants who were employed by AXA Rosenberg Investment Management LLC and its affiliates and Global Reinsurance Company of America prior to being employed by AXA Equitable or its participating employer if they meet certain employment date conditions.

Effective September 30, 2013, participants who were employed by AXA Private Equity U.S. LLC immediately prior to September 30, 2013 and effective October 1, 2013, participants whose employment was transferred to Protective Life Insurance Company pursuant to the corporate transactions contemplated in the Master Agreement by and among AXA Equitable Financial Services, LLC, AXA Financial, Inc. and Protective Life Insurance Company, dated as of April 10, 2013, were fully vested in their benefits.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

1.	DESCRIPTION OF THE PLAN (continued)

Forfeited Accounts

Upon termination of service, other than due to death or disability (as defined under the Plan), a participant will forfeit the non-vested portion of his or her account balance. Forfeitures will be used to pay for administrative expenses (see Note 7) or to reduce Company contributions, matching contributions or performance based contributions (if any). The balance in the forfeiture account totaled $4,818,485 and $2,727,825 at December 31, 2017 and 2016, respectively. During 2017, $301,941 from the forfeiture account was used to pay for administrative expenses.

Plan Expenses and Administration

The Plan has an administrative agreement with Alight, effective March 21, 2011, as amended from time to time for the recordkeeping and administration of the Plan. The Plan reimburses AXA Equitable for administrative services paid on the Plan’s behalf (see Note 6).

2.	SUMMARY OF ACCOUNTING POLICIES

Use of Estimates and Basis of Accounting

The accompanying financial statements are prepared in conformity with U.S. generally accepted accounting principles (“US GAAP”) which requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value, except for fully benefit-responsive investment contracts which are reported at contract value. A description of the valuation methodologies used for assets measured at fair value is described in Note 3, Fair Value Disclosures. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments on sales is determined using specific identification. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Net appreciation/(depreciation) includes the Plan’s unrealized and realized gains and losses on investments bought and sold as well as held during the year.

Fully benefit-responsive investment contracts are stated at contract value, which is the relevant measurement attribute for these contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract values, as reported by Fidelity, represent contributions made under the contract, plus earnings, less participant withdrawals, and administrative expense. Participants may ordinarily direct withdrawal or transfer of all or a portion of their investment at contract value.

Payment of Benefits

Benefits are recorded when paid.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

3.	FAIR VALUE DISCLOSURES

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3	Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity’s own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level that is significant to the fair value measurement. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2017 and 2016.

Common stock

Common Stock valued based on the last sale price traded in an active market generally would be classified as Level 1. Securities with quoted prices in markets that were not active are considered Level 2.

Mutual funds

Mutual funds valued at the closing net asset value of shares held by the Plan are classified as Level 1. When quoted prices in active markets are not available these securities are generally considered either Level 2 or 3 depending on the availability and observability of the inputs most significant to the measurement of fair value, hence there are no redemption restrictions.

Short-term investments

Short-term investments primarily consist of interest bearing cash in a clearing account.

Self Directed Brokerage Account (“SDBA”)

Part of participant account balances that have been transferred to the brokerage account by the participants, and invested in mutual funds as chosen by the participant.

Collective Trusts

Collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. When quoted prices in active markets are not available these securities are generally considered either level 2 or 3 depending on the availability and observability of the inputs most significant measure of fair value, hence there are no redemption restrictions.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

3.	FAIR VALUE DISCLOSURES (continued)

The methodologies used to measure the fair values of the Plan’s investments may produce amounts that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those applied by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets
Collective Trusts	—	604,899,239	—	604,899,239
Common stock:	$—	$72,473,358	$—	$72,473,358
Mutual funds:
Index	608,768,943	—	—	608,768,943
Balanced	—	—	—	—
Growth	169,410,315		—	169,410,315
Fixed income	42,429,977	—	—	42,429,977
Others	75,007,056		—	75,007,056
Self Directed Brokerage Account	33,384,737	—	—	33,384,737
Short-term investments	5,433,399	—	—	5,433,399

Total assets	$934,434,427	$677,372,597	$—	$1,611,807,024

In 2017, there were no transfers between fair value levels. All transfers between levels of the fair value hierarchy are recognized at the beginning of the calendar quarter in which the actual date of transfer occurred.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

3.	FAIR VALUE DISCLOSURES (continued)

Assets measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2		Level 3	Total
Assets
Common stock:	$—	$70,034,131		$—	$70,034,131
Mutual funds:
Index	87,731,760	440,672,101	(1)	—	528,403,861
Balanced	86,533,294	—		—	86,533,294
Growth	171,405,958	265,347,448	(1)	—	436,753,406
Fixed income	116,072,986	48,644,831	(1)	—	164,717,817
Others	47,196,479	—		—	47,196,479
Short-term investments	26,113,383	—		—	26,113,383

Total assets	$535,053,860	$824,698,511		$—	$1,359,752,371

(1)	Includes common collective trusts/commingled funds – non-exchange traded.

In 2016, there were no transfers between fair value levels. All transfers between levels of the fair value hierarchy are recognized at the beginning of the calendar quarter in which the actual date of transfer occurred.

4.	PLAN SPONSOR STOCK ACCOUNT

Information about the net assets and the significant components of the changes in net assets relating to the plan sponsor stock investments is as follows:

	December 31,
	2017	2016
Net assets
Common stock	$72,473,358	$70,034,131

Changes in net assets
Net appreciation/(depreciation)	11,661,301
Benefits paid to participants	(1,792,179)
Net transfers to participant-directed investments	(7,429,895)

Total	$2,439,227

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

5.	GUARANTEED INVESTMENT CONTRACTS

The Plan has entered into fully benefit-responsive synthetic Guaranteed Investment Contracts (“GICs”) with various insurance companies and other financial institutions (“Issuers” or “Issuer”) under the fixed income fund investment option (the “Fund”) as indicated in the tables below.

Synthetic GIC

A Synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities. The Plan purchases a wrapper contract from a financial services institution with the intent of maintaining a stable contract value. The fair value of a Synthetic GIC equals that total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets.

A Synthetic GIC provides for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance those future adjustments to the crediting rate cannot result in a crediting rate of less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

The terms of the contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination also may occur by either party upon election and notice.

A Synthetic GIC generally imposes conditions on both the Plan and the issuer which can result in terminations in the event of default by the Plan or the issuer. An issuer may terminate a contract if the appointed Investment Manager’s investment management authority over the contract is limited or terminated, as well as if all of the terms of the contract fail to be met (i.e., a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement). In the event that the market value of the covered assets is below their contract value at the time of such termination by the issuer, the terminating issuer would not be required to make a payment to the Plan. The Plan may terminate and replace a contract in various circumstances, including where there is a default by the issuer. Instances where the issuer may be in default, include but are not limited to, the following: issuer breach of material obligation under the investment contract; a material misrepresentation; decline in the issuer’s long term credit rating below a threshold set forth in the contract; acquisition or reorganization of the issuer wherein the successor issuer does not satisfy the investment or credit guidelines applicable to the issuer. In the event that the market value of the covered assets is below their contract value at the time of such termination by the Plan, the Plan may elect to keep the contract in place until such time as the market value of the covered assets is equal to their contract value. The Plan may be unable to maintain a stable contract value if the Plan is unable to promptly find a replacement Synthetic GIC with comparable terms following termination of a Synthetic GIC contract. The Plan will attempt to assess the credit quality of issuers, but there is no guarantee as to the financial condition of an issuer. Synthetic GICs are nontransferable, have no trading market and there are a limited number of issuers.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

5.	GUARANTEED INVESTMENT CONTRACTS (continued)

The average yield for the Synthetic GICs based on actual earnings was 2.24% and 2.03% in 2017 and 2016, respectively. The average yield for Synthetic GICs based on the interest rate credited to participants was 1.94% and 1.84% in 2017 and 2016, respectively.

As described in Note 2, because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Synthetic GIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Synthetic GICs purchased by the Plan are designed to pay all related participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan).

However, the Synthetic GICs limit the ability of the Plan to transact at contract value with the Issuers upon the occurrence of certain events.

These events include:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code;

•	The establishment of a defined contribution plan that competes with the Plan for participants’ contributions;

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the Issuer;

•	Complete or partial termination of the Plan;

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow;

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor;

•	Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the Fund;

•	Exclusion of a group of previously eligible employees from eligibility in the Plan;

•	Any early retirement program, group termination, group layoff, facility closing, or similar program;

•	Any transfer of assets from the Fund directly to a competing option.

The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract Issuer or otherwise.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

5.	GUARANTEED INVESTMENT CONTRACTS (continued)

The Synthetic GICs are summarized as follows:

	December 31,
	2017	2016
Synthetic GICs at contract value
JP Morgan Chase, #AXA-2-07	$102,995,646	$110,499,359
State St Bk & Tr Co Boston, #107007	82,157,686	89,409,431
Prudential Ins Co America, #63048	108,628,546	109,312,459
American General Life, #931942	65,335,173	94,803,433
Bank Of Tokyo – Mitsubishi	—	108,458,136
Nationwide Life ins CO	58,773,300	—
Transamerica Premier Life	75,726,867	—

Total Guaranteed Investment Contracts	$493,617,218	$512,482,818

6.	RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Effective March 21, 2011, Alight is the record keeper and effective March 24, 2011 Northern Trust is the custodian trustee and disbursement agent of the Plan. Fidelity is the custodian for the GIC investments. The Plan invests in a fixed income fund managed by Fidelity. Certain Plan investments are managed by Funds Management Group, LLC and AllianceBernstein L.P., parties-in-interest. Both, Funds Management Group, LLC and AllianceBernstein L.P. are affiliates of AXA Equitable. Administrative service fees paid by the Plan directly to Funds Management Group, LLC were determined by the expense ratios of 0.95, 0.70, 1.08, 0.89, and 0.87 for the funds, EQ/MFS International K, EQ/AllianceBernstein Small Cap Growth, 1290 VT GAMCO Small Company Value K, the AXA Large Cap Growth Managed Volatility and the AXA Large Cap Value Managed Volatility, respectively. Administrative service fees paid by the Plan directly to AllianceBernstein L.P., Alight, Fidelity, and Northern Trust were $466,470, $1,167,675, $203,163 and $242,123 respectively, during the year ended December 31, 2017.

The Plan incurred expenses in the amount of $2,031,554, including $181,988 and $186,328 of accrued expenses at December 31, 2017 and 2016, respectively, for administrative services paid by AXA Equitable on the Plan’s behalf.

The Plan also invests in common stock issued by AXA, S.A., the parent of AXA Equitable, which are evidenced by American Depository Receipts (“ADRs”). The AXA, S.A. ADRs held by participants were valued at $72,473,358 and $70,034,131 at December 31, 2017 and 2016, respectively. During the year ended December 31, 2017, the Plan received sales proceeds totaling $9,219,252 of AXA, S.A ADRs. The Plan received $2,701,331 in dividend income during the year ended December 31, 2017 from AXA, S.A. ADRs held.

The Plan administrator and the Plan’s counsel believe that the Plan’s transactions with related parties and parties-in-interest are permitted by the U.S. Department of Labor’s prohibited transaction exemptions.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

7.	FUNDING POLICY

The following describes the terms of the annual discretionary performance based contribution: (i) the applicable performance goals and results will be determined each year by the applicable participating entity; (ii) subject to tax law limits, the percentage of any performance based contribution for a year will range from 0% up to 4%, as determined each year by the applicable participating entity in its sole discretion; (iii) to be eligible for any profit-sharing contribution for a year, a participant must be employed by AXA Equitable or any of its affiliates or subsidiaries on the last day of that year. However, if during that year, such participant: (a) retires directly from service for purposes of the AXA Equitable Retirement Plan or Retirement Income Security Plan for Employees, as applicable, (b) dies or becomes disabled while in service with AXA Equitable or any of its affiliates or subsidiaries or (c) has his or her job is eliminated by AXA Equitable or any of its affiliates or subsidiaries, such participant’s account will be credited with a profit-sharing contribution (if one is made) based on his or her eligible compensation from the applicable participating entity during that year prior to the date he or she retires, dies, becomes disabled or is job eliminated, as applicable. Any performance based contribution for a year will be made no later than March 15 of the following year. The Company made a 1% performance based contribution for the Plan year 2017 to eligible participants (other than AXA LM and AXA IM Participants). This contribution of $6,759,363 was made on March 9, 2018.

The Plan was also amended on December 30, 2013 to add effective with the first payroll period ending in the 2014 calendar year, a Company Contribution for all participants except AXA LM participants. Such payroll contributions will be equal to, each Plan year, 2.5% of the eligible participant’s eligible annual compensation up to the Social Security Wage Base ($127,200 in 2017) and of 5% of the eligible participant’s eligible annual compensation in excess of the Social Security Wage Base up to the IRS compensation limit ($270,000 in 2017); provided that such participant meets certain employment conditions.

AXA LM and AXA IM made matching contributions to their respective eligible participants and AXA LM made retirement program contributions to its eligible participants.

Participants are able to contribute up to 75% of their annual eligible compensation (see Note 1) on a combined 401(k) before-tax and Roth 401(k) contribution basis (Puerto Rican participants cannot make Roth 401(k) contributions). In addition participants may contribute up to 20% of their eligible compensation up to $10,000 (prior to January 1, 2014, $25,000) on an after-tax basis (Puerto Rican participants can only contribute up to 1,000 of their eligible compensation and up to $10,000 per year).

In addition, AXA Equitable will absorb Plan administration costs beyond the value of the forfeiture account. The Plan is not subject to ERISA’s minimum funding requirements.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, AXA Equitable has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA and the Code. In the event of Plan termination, assets will be distributed to participants in accordance with the provisions of the Plan.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

9.	TAX STATUS

The Internal Revenue Service has determined and informed AXA Equitable by a letter dated January 19, 2018, that the Plan and related trust are designed in accordance with applicable sections of the Code. Effective January 1, 2011, the Plan was amended to comply with the tax qualification provisions of the Puerto Rican tax code and to provide for dual qualification. A determination letter from the Puerto Rican Hacienda was received on October 25, 2013. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan has analyzed the tax positions taken, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements and does not expect this position to change within the next twelve months. The Plan is subject to routine audits by various federal, state, and local tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

The Plan recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. There were no interest and penalties included in the Plan’s financial statements.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2017 and 2016, respectively:

	December 31,
	2017	2016
Net assets available for benefits per the financial statements	$2,129,727,227	$1,899,262,416
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(17,909)	3,610,534

Net assets available for benefits per the Form 5500	$2,129,709,318	$1,902,872,950

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

The following is a reconciliation of investment loss per the financial statements to Form 5500 for the year ended December 31, 2017:

Net investment gain per the financial statements	$278,171,385
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,628,443)

Investment gain per the Form 5500	$274,542,942

11.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

On September 5, 2014, Paul John Malagoli, a participant in the Plan and AXA Equitable Retirement Plan, filed a complaint in the United States District Court for the Southern District Court of New York,. Mr. Malagoli alleges that AXA Equitable breached its fiduciary duty by not including commissions, fees and additional compensation for determination of his benefits under the Plans. On October 20, 2015, Mr. Malagoli filed a Second Amended Complaint, naming the Officers Committee on Benefit Plans and the individuals of the fiduciary committees as defendants. On March 24, 2016, the court granted AXA’s motion to transfer venue to New Jersey based on the forum selection clause contained in the Plans. On March 18, 2017, the Court issued a notice of call for dismissal for lack of prosecution. Malagoli’s attorney submitted an affidavit that, due to recent medical issues, he has been unable to prosecute the case. The Court withdrew the notice of dismissal and scheduled a settlement conference for the end of August 2017. In May 2018, the parties appeared telephonically before the D.N.J. Magistrate Judge to address plaintiff’s motion to compel further responses to discovery requests. The Court did not rule on the motion and instead instructed the parties to submit letter-briefs addressing the appropriateness of plaintiff’s discovery requests, as well as whether the Company should be permitted to file a motion for summary judgment prior to completion of discovery. The cross-letter briefs were submitted June 1, 2018.

12.	SUBSEQUENT EVENTS

As a consequence of the stock sale of AXA Equitable Holdings in May of 2018, certain participating employers that were participating in the AXA Equitable 401(k) Plan were no longer part of a controlled group with AXA Equitable Life Insurance Company and were no longer able to actively contribute to the AXA Equitable 401(k) Plan. Accordingly, those participating employers ceased participation in the AXA Equitable 401(k) Plan effective March 31, 2018.

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Asset-backed bonds

***	AMOT 2015-3 A 1.63% 05/20	05/15/2020, 1.63%, $1,050,000	**	$1,050,037
***	AMOT 2017-3 A2 2.04% 06/22	06/01/2022, 2.04%, $739,000	**	733,560
***	ALLYA 2017-1 A3 1.70% 02/21	02/01/2021, 1.70%, $777,000	**	773,966
***	AMXCA 2017-3 A 1.77% 11/22	11/01/2022, 1.77%, $1,050,000	**	1,041,510
***	AMXCA 2017-6 A 2.04% 05/23	05/01/2023, 2.04%, $845,000	**	841,696
***	AMXCA 2017-1 A 1.93% 09/22	09/01/2022, 1.93%, $1,437,000	**	1,431,613
***	BACCT 2017-A1 A1 1.95% 08/22	08/01/2022, 1.95%, $1,297,000	**	1,292,322
***	BACCT 2017-A2 A2 1.84% 01/23	01/01/2023, 1.84%, $1,179,000	**	1,168,440
***	BMWLT 2017-2 A3 2.07% 10/20	10/01/2020, 2.07%, $499,000	**	497,953
***	BMWOT 2016-A A3 1.16% 01/20	11/25/2020, 1.16%, $704,000	**	698,715
***	CSAIL 17-CX9 A2 3.05% 09/50	09/01/2050, 3.05%, $790,000	**	802,719
***	CSAIL 2015-C2 ASB 3.22% 06/57	06/01/2057, 3.22%, $273,000	**	278,676
***	CPART 17-1A A3 2.05% 03/21	03/01/2021, 2.05%, $597,000	**	594,754
***	COMET 2015-A2 A2 2.08% 03/23	03/01/2023, 2.08%, $290,000	**	289,519
***	COMET 2015-A8 A8 2.05% 08/23	08/01/2023, 2.05%, $714,000	**	711,405
***	COMET 2016-A3 A3 1.34% 04/22	04/15/2022, 1.34%, $1,330,000	**	1,317,267
***	COMET 2016-A4 A4 1.33% 06/22	06/15/2022, 1.33%, $1,053,000	**	1,040,548
***	COMET 2017-A3 A3 2.00% 01/23	01/17/2023, 2.00%, $1,051,000	**	1,045,456
***	COMET 2017-A4 A4 1.99% 07/23	07/01/2023, 1.99%, $1,025,000	**	1,019,428
***	CARMX 16-4 A3 1.40% 08/21	08/15/2021, 1.40%, $895,000	**	886,535
***	CARMX 2015-3 A3 1.63% 05/20	05/15/2020, 1.63%, $339,935	**	339,624
***	CARMX 2017-4 A3 2.15% 10/22	10/01/2022, 2.15%, $422,000	**	420,330
***	CARMX 2017-3 A3 1.97% 04/22	04/01/2022, 1.97%, $402,000	**	400,178
***	CHAIT 2016-A2 A 1.37% 06/21	06/15/2021, 1.37%, $1,294,000	**	1,282,371
***	CHAIT 2016-A5 A5 1.27% 07/21	07/15/2021, 1.27%, $1,330,000	**	1,315,102
***	CCCIT 2014-A6 A6 2.15% 07/21	07/15/2021, 2.15%, $2,063,000	**	2,085,589
***	CCCIT 2016-A1 A1 1.75% 11/21	11/19/2021, 1.75%, $1,306,000	**	1,299,856
***	CCCIT 17-A2 A2 1.74% 01/21	01/01/2021, 1.74%, $1,300,000	**	1,307,404
***	CCCIT 2017-A3 A3 1.92% 04/22	04/01/2022, 1.92%, $1,168,000	**	1,165,947
***	CCCIT 2017-A8 A8 1.86% 08/22	08/08/2022, 1.86%, $1,100,000	**	1,097,914
***	CCCIT 2017-A9 A9 1.80% 09/21	09/01/2021, 1.80%, $1,034,000	**	1,033,312
***	DCENT 2012-A6 A6 1.67% 01/22	01/18/2022, 1.67%, $1,776,000	**	1,767,268
***	DCENT 2014-A4 A4 2.12% 12/21	12/15/2021, 2.12%, $1,084,000	**	1,085,540
***	DCENT 2015-A2 A 1.90% 10/22	10/17/2022, 1.90%, $1,327,000	**	1,320,269
***	DCENT 2016-A1 A1 1.64% 07/21	07/15/2021, 1.64%, $1,020,000	**	1,017,515
***	DCENT 2016-A3 A3 1.85% 10/23	10/01/2023, 1.85%, $732,000	**	722,174
***	DCENT 2016-A4 A4 1.39% 03/22	03/15/2022, 1.39%, $1,060,000	**	1,047,642
***	DCENT 2017-A6 A6 1.88% 02/23	02/15/2023, 1.88%, $787,000	**	780,769
***	FITAT 2017-1 A3 1.80% 02/22	02/01/2022, 1.80%, $637,000	**	632,964
***	FORDF 2016-1 A1 1.76% 02/21	02/15/2021, 1.76%, $981,000	**	978,471
***	FORDF 2016-3 A1 1.55% 07/21	07/15/2021, 1.55%, $998,000	**	989,725
***	FORDF 2017-2 A1 2.37% 09/22	09/01/2022, 2.37%, $1,028,000	**	1,025,147
***	FORDR 2014-2 A 2.31% 04/26	04/15/2026, 2.31%, $571,000	**	572,428
***	FORD CRD 16-1 A 2.31% 08/27	08/15/2027, 2.31%, $1,395,000	**	1,391,808
***	FORDR 2015-2 A 2.44% 01/27	01/15/2027, 2.44%, $544,000	**	546,667

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Asset-backed bonds (continued)

***	FORDO 2015-C A3 1.41% 02/20	02/15/2020, 1.41%, $419,368	**	$418,867
***	FORDO 2017-A A3 1.67% 06/21	06/01/2021, 1.67%, $920,000	**	914,882
***	FORDR 2017-1 A 2.62% 08/28	08/01/2028, 2.62%, $530,000	**	530,934
***	FORDO 2016-A A3 1.39% 07/20	07/15/2020, 1.39%, $877,994	**	875,653
***	FORDO 16-B A3 1.33% 10/20	10/15/2020, 1.33%, $746,000	**	742,941
***	GFORT 16-1 A1 1.86% 05/21	05/17/2021, 1.86%, $780,000	**	778,322
***	GFORT 17-1 A1 2.22% 01/22 144A	01/01/2022, 2.22%, $826,000	**	824,679
***	HAROT 2016-2 A3 1.39% 04/20	04/15/2020, 1.39%, $422,055	**	420,923
***	HAROT 2017-1 A3 1.72% 07/21	07/01/2021, 1.72%, $928,000	**	922,425
***	HUNT AUTO 16-1 A3 1.59% 11/20	11/16/2020, 1.59%, $523,000	**	521,222
***	HART 2016-B A3 1.29% 04/21	04/15/2021, 1.29%, $1,052,000	**	1,041,427
***	HART 2015-C A3 1.46% 02/20	02/18/2020, 1.46%, $555,626	**	554,850
***	HFMOT 2016-1A A2 1.81% 03/21	03/15/2021, 1.81%, $557,000	**	555,773
***	HART 2016-A A3 1.56% 09/20	09/15/2020, 1.56%, $349,000	**	348,225
***	MBART 2016-1 A3 1.26% 02/21	02/16/2021, 1.26%, $1,008,000	**	1,001,616
***	NAROT 2017-A A3 1.74% 08/21	08/01/2021, 1.74%, $1,051,000	**	1,045,419
***	NMOTR 2016-A A2 1.54% 06/21	06/15/2021, 1.54%, $563,000	**	558,632
***	NAROT 2016-B A3 1.32% 01/21	01/15/2021, 1.32%, $598,000	**	594,216
***	NAROT 2016-C A3 1.18% 01/21	01/15/2021, 1.18%, $944,000	**	934,778
***	NEF 2005-1 A5 2.13% 10/45	10/30/2045, 2.13%, $188,658	**	187,901
***	SRT 2017-A A3 2.58% 01/21	01/01/2021, 2.58%, $999,000	**	996,882
***	SSTRT 17-2A A3 2.04% 04/21 144A	04/01/2021, 2.04%, $616,000	**	612,440
***	SSTRT 2016-1A A3 1.52% 03/20	03/25/2020, 1.52%, $582,000	**	579,822
***	SSTRT 17-1A A3 1.89% 08/20	08/01/2020, 1.89%, $916,000	**	913,660
***	SYNCT 2015-1 A 2.37% 03/23	03/15/2023, 2.37%, $1,035,000	**	1,039,288
***	TAOT 2016-B A3 1.30% 04/20	04/15/2020, 1.30%, $458,170	**	456,714
***	TAOT 2016-C A3 1.14% 08/20	08/17/2020, 1.14%, $600,000	**	596,258
***	USAOT 2017-1 A3 1.79% 05/21	05/01/2021, 1.79%, $353,000	**	351,211
***	VZOT 16-1A A 1.42% 01/21	01/20/2021, 1.42%, $937,000	**	931,252
***	VZOT 2016-2A A 1.68% 05/21	05/20/2021, 1.68%, $1,076,000	**	1,069,191
***	VZOT 17-2A A 1.92% 12/21	12/01/2021, 1.92%, $599,000	**	595,378
***	VZOT 2017-3A A1A 2.06% 04/22	04/01/2022, 2.06%, $1,040,000	**	1,035,319
***	WOART 2016-A A3 1.77% 09/21	09/15/2021, 1.77%, $766,000	**	764,200

	Total asset backed bonds			66,857,433

	Commercial mortgage-backed bonds

***	BACM 2016-UB10 A2 2.72% 07/49	07/15/2049, 2.72%, $657,000	**	659,411
***	COMM 2014-CR20 A2 2.80% 11/47	11/10/2047, 2.80%, $569,000	**	575,548
***	COMM 2015-CR22 A2 2.86% 03/48	03/10/2048, 2.86%, $362,000	**	366,447
***	COMM 15-CR23 ASB 3.26% 05/48	05/01/2048, 3.26%, $320,000	**	328,436
***	COMM 15-CR26 ASB 3.37% 10/48	10/01/2048, 3.37%, $273,000	**	282,343
***	COMM 2012-LC4 A4 3.29% 12/44	12/10/2044, 3.29%, $1,137,000	**	1,160,700
***	COMM 2010-C1 A3 4.21% 07/46	07/10/2046, 4.21%, $1,715,211	**	1,775,947

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Commercial mortgage-backed bonds (continued)

***	COMM 2012-CR3 ASB 2.37% 10/45	10/15/2045, 2.37%, $674,278	**	$673,958
***	COMM 2012-CR3 A3 2.82% 10/45	10/01/2045, 2.82%, $533,000	**	535,159
***	COMM 2013-CR6 A4 3.10% 03/46	03/01/2046, 3.10%, $604,000	**	613,822
***	COMM 2013-CR7 A4 3.21% 03/46	03/01/2046, 3.21%, $843,000	**	862,359
***	COMM 2013-CR8 A5 3.61% 06/46	06/01/2046, 3.61%, $364,000	**	379,040
***	COMM 2014-CR17 A2 3.01% 05/47	05/10/2047, 3.01%, $800,000	**	810,039
***	COMM 2014-CR18 A2 2.92% 07/47	07/15/2047, 2.92%, $620,000	**	624,518
***	CGCMT 2012-GC8 A4 3.02% 09/45	09/01/2045, 3.02%, $519,000	**	527,484
***	CGCMT 13-GC11 A4 3.09% 04/46	04/01/2046, 3.09%, $136,000	**	138,303
***	CGCMT 2015-GC29 A2 2.67% 04/48	04/10/2048, 2.67%, $911,000	**	915,944
***	CGCMT 2017-P7 A2 3.20% 04/50	04/01/2050, 3.20%, $475,000	**	486,340
***	DBUBS 2011-LC2A A4 4.54% 07/44	07/10/2044, 4.54%, $907,000	**	958,666
***	CGCMT 2016-P4 A2 2.45% 07/49	07/10/2049, 2.45%, $247,000	**	246,723
***	FNR 2000-32 FM IML+450 2.26% 10/30	10/18/2030, 2.26%, $1,500	**	1,511
***	FNR 2000-34 F 1ML+45 2.32% 10/30	10/25/2030, 2.32%, $5,365	**	5,405
***	FNR 2013-16 GP 3.00% 03/33	03/25/2033, 3.00%, $1,604,429	**	1,632,309
***	FNR 2014-83 P 3.00% 06/43	06/25/2043, 3.00%, $919,998	**	929,945
***	FNR 2015-49 LE 3.00% 07/45	07/25/2045, 3.00%, $818,061	**	829,231
***	FNR 2015-32 PA 3.00% 04/44	04/25/2044, 3.00%, $740,531	**	748,924
***	FNR 2015-28 P 2.50% 05/45	05/25/2045, 2.50%, $1,928,510	**	1,914,019
***	FNR 2015-28 JE 3.00% 05/45	05/25/2045, 3.00%, $1,309,596	**	1,328,286
***	FNR 2015-42 LE 3.00% 06/45	06/25/2045, 3.00%, $1,141,238	**	1,157,802
***	FNR 2015-54 GA 2.50% 07/45	07/25/2045, 2.50%, $1,016,742	**	1,014,159
***	FNR 2016-26 CG 3.00% 05/46	05/25/2046, 3.00%, $2,142,139	**	2,171,358
***	FNR 2016-19 AH 3.00% 04/46	04/25/2046, 3.00%, $854,952	**	866,947
***	FNR 2016-27 HK 3.00% 01/41	01/25/2041, 3.00%, $1,121,705	**	1,136,440
***	FNR 2016-27 KG 3.00% 01/40	01/25/2040, 3.00%, $562,514	**	569,715
***	FNR 2016-37 BK 3.00% 06/46	06/25/2046, 3.00%, $2,261,545	**	2,292,477
***	FNR 2016-34 GH 3.00% 06/46	06/25/2046, 3.00%, $2,154,277	**	2,184,797
***	FNR 2016-105 PA 3.50% 04/45	04/25/2045, 3.50%, $1,098,598	**	1,135,320
***	FNR 2016-100 P 3.50% 11/44	11/25/2044, 3.50%, $1,702,982	**	1,760,149
***	FNR 2017-20 AP 3.50% 03/45	03/01/2045, 3.50%, $1,927,563	**	1,992,356
***	FNR 2017-11 HA 3.50% 12/45	12/01/2045, 3.50%, $1,741,014	**	1,802,769
***	FNR 2017-74 PA 3.50% 11/45	11/01/2045, 3.50%, $1,672,754	**	1,723,689
***	FNR 2017-97 P 3.00% 01/47	01/01/2047, 3.00%, $1,197,729	**	1,212,035
***	FHR 4046 LA 3.00% 11/26	11/15/2026, 3.00%, $922,904	**	934,991
***	FHR SER 4221 CLS GA 1.40% 07/23	07/15/2023, 1.40%, $509,591	**	501,965
***	FHR 2015-4472 WL 3.00% 05/45	05/15/2045, 3.00%, $762,525	**	773,492
***	FHR 4656 PA 3.50% 10/45	10/01/2045, 3.50%, $1,348,032	**	1,395,715
***	FHR 4683 EA 2.50% 05/47	05/01/2047, 2.50%, $1,658,509	**	1,656,208
***	FSPC T-59 1A3 7.50% 10/43	10/25/2043, 7.50%, $30,783	**	36,749
***	FHR 2794 JT 6.00% 10/32	10/15/2032, 6.00%, $10,649	**	10,784
***	FNR 2011-26 PA 4.50% 04/41	04/04/2041, 4.50%, $550,979	**	585,017
***	GSMS 2012-GC6 A3 3.48% 01/45	01/01/2045, 3.48%, $534,980	**	551,962

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Commercial mortgage-backed bonds (continued)

***	GSMS 2013-GC10 A4 2.68% 02/46	02/01/2046, 2.68%, $215,000	**	$214,890
***	GSMS 2013-GC10 A5 2.94% 02/46	02/10/2046, 2.94%, $1,053,000	**	1,064,183
***	GSMS 2012-GCJ9 A3 2.77% 11/45	11/10/2045, 2.77%, $819,251	**	822,766
***	GSMS 15-GC32 AAB 3.51% 07/48	07/01/2048, 3.51%, $351,000	**	363,818
***	GSMS 2015-GC28 AAB 3.21% 02/48	02/01/2048, 3.21%, $356,000	**	364,526
***	GSMS 14-GC18 AAB 3.65% 01/47	01/10/2047, 3.65%, $141,000	**	146,316
***	GSMS 14-GC20 AAB 3.66% 04/47	04/10/2047, 3.66%, $163,000	**	168,811
***	GNR 2000-35 F 1ML+55 2.34% 12/25	12/16/2025, 2.34%, $5,980	**	6,030
***	JPMCC 2015-JP1 A2 3.14% 01/49	01/15/2049, 3.14%, $577,000	**	587,940
***	JPMCC 2012-C6 A3 3.51% 05/45	05/15/2045, 3.51%, $369,513	**	382,360
***	JPMCC 2012-C8 A3 2.83% 10/45	10/01/2045, 2.83%, $582,961	**	587,215
***	JPMCC 13-C10 A5 3.14% 12/47	12/01/2047, 3.14%, $909,000	**	928,666
***	JPMBB 14-C22 ASB 3.50% 09/47	09/01/2047, 3.50%, $439,000	**	453,981
***	JPMBB 15-C29 A2 2.92% 05/48	05/15/2048, 2.92%, $522,000	**	528,482
***	JPMCC 16-JP4 A2 2.98% 12/49	12/15/2049, 2.98%, $613,000	**	621,717
***	MSBAM 15-C22 ASB 3.04% 04/48	04/15/2048, 3.04%, $241,000	**	245,082
***	MSBAM 2014-C14 A2 2.92% 02/47	02/15/2047, 2.92%, $832,430	**	840,442
***	MSBAM 2013-C7 A4 2.92% 02/46	02/01/2046, 2.92%, $755,000	**	763,207
***	MSC 2011-C2 A4 4.66% 06/44	06/15/2044, 4.66%, $806,000	**	856,849
***	MSBAM 2012-C6 A4 2.86% 11/45	11/15/2045, 2.86%, $1,153,000	**	1,160,900
***	MSBAM 2013-C8 A4 3.13% 12/48	12/01/2048, 3.13%, $859,000	**	876,252
***	MSBAM 2013-C11 A4 CSTR 4.16% 08/46	08/01/2046, 4.16%, $277,000	**	296,244
***	MSBAM 2014-C16 ASB 3.48% 06/47	06/01/2047, 3.48%, $577,000	**	595,175
***	MSBAM 2014-C17 ASB 3.48% 08/47	08/01/2047, 3.48%, $724,000	**	746,988
***	MSBAM 2015-C21 ASB 3.15% 03/48	03/01/2048, 3.15%, $142,000	**	144,800
***	UBSBB 2012-C2 A4 3.53% 05/63	05/10/2063, 3.53%, $541,000	**	560,343
***	WFRBS 14-C20 ASB 3.64% 05/47	05/01/2047, 3.64%, $280,000	**	290,437
***	WFRBS 2013-C14 A2 2.13% 06/46	06/15/2046, 2.13%, $191,929	**	192,260
***	WFRBS 2013-C14 A5 3.34% 06/46	06/01/2046, 3.34%, $332,000	**	341,814
***	WFRBS 2012-C9 A3 2.87% 11/45	11/01/2045, 2.87%, $630,000	**	635,717
***	WFRBS 2012-C9 ASB 2.45% 11/45	11/01/2045, 2.45%, $259,580	**	260,435
***	WFRBS 2011-C3 A4 4.38% 03/44	03/15/2044, 4.38%, $702,000	**	738,178
***	WFRBS 2012-C7 A2 3.43% 06/45	06/01/2045, 3.43%, $448,000	**	461,359
***	WFRBS 2012-C8 A2 1.88% 08/45	08/15/2045, 1.88%, $41	**	40
***	WFRBS 2013-C11 A5 3.07% 03/45	03/01/2045, 3.07%, $1,119,000	**	1,138,168
***	WFRBS 2013-C12 A4 3.20% 03/48	03/01/2048, 3.20%, $266,000	**	272,112
***	WFRBS 13-C12 ASB 2.84% 03/48	03/15/2048, 2.84%, $109,000	**	110,085
***	WFRBS 13-C16 ASB 3.96% 09/46	09/15/2046, 3.96%, $232,000	**	241,915
***	WFRBS 14-C23 ASB 3.64% 10/57	10/01/2057, 3.64%, $333,000	**	346,806
***	WFCM 2012-LC5 A3 2.92% 10/45	10/01/2045, 2.92%, $1,156,123	**	1,168,032
***	WFCM 2012-LC5 ASB 2.53% 10/45	10/15/2045, 2.53%, $426,047	**	428,097
***	WFCM 2013-LC12 A1 1.68% 07/46	07/15/2046, 1.68%, $259,959	**	260,017
***	WFCM 2015-C27 ASB 3.28% 02/48	02/01/2048, 3.28%, $593,000	**	607,900
***	WFCM 2016-C34 A2 2.60% 06/49	06/15/2049, 2.60%, $581,000	**	581,948

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Commercial mortgage-backed bonds (continued)

***	WFCM 2016-C35 A2 2.50% 07/48	07/15/2048, 2.50%, $197,000	**	$196,540
***	WFCM 2016-LC25 1.80% 12/59	12/15/2059, 1.80%, $318,286	**	315,164
***	WFCM 2016-C37 A2 3.03% 12/49	12/15/2049, 3.03%, $431,000	**	438,445

	Total commercial mortgage-backed bonds			71,131,165

	Corporate bonds

***	AT&T INC	06/30/2020, 2.45%, $970,000	**	968,942
***	AT&T INC	02/17/2021, 2.80%, $500,000	**	507,380
***	ABBOTT LAB	11/22/2019, 2.35%, $1,000,000	**	1,002,650
***	ABBVIE INC	05/14/2020, 2.50%, $660,000	**	664,147
***	ACE INA HOLDING	11/03/2020, 2.30%, $350,000	**	350,714
***	ACTAVIS FUNDING	03/12/2020, 3.00%, $957,000	**	974,249
***	AIR LEASE CORP	07/01/2022, 2.63%, $705,000	**	705,633
***	AMERICAN EXPRESS	05/05/2021, 2.25%, $1,000,000	**	995,512
***	AMERICAN HONDA	02/22/2019, 1.70%, $518,000	**	518,988
***	AMERICAN HONDA	09/09/2021, 1.70%, $763,000	**	747,099
***	AIG INTL GRP	06/01/2022, 4.88%, $406,000	**	443,072
***	AMERICAN INTL GROUP	07/16/2019, 2.30%, $1,264,000	**	1,276,254
***	AMERICAN INTL GROUP	03/01/2021, 3.30%, $267,000	**	275,099
***	AMGEN INC	05/22/2019, 2.20%, $450,000	**	451,127
***	AMGEN INC	05/01/2020, 2.13%, $571,000	**	569,950
***	AMPHENOL CORP	04/01/2024, 3.20%, $178,000	**	180,590
***	ANHUESER-BUSCH	02/01/2019, 1.90%, $1,000,000	**	1,005,774
***	ANHUESER-BUSCH	02/01/2021, 2.65%, $1,000,000	**	1,015,970
***	ANHUESER-BUSCH	02/01/2023, 3.30%, $1,000,000	**	1,036,901
***	ANTHEM INC	12/01/2022, 2.95%, $676,000	**	678,405
***	APPLE INC	05/06/2021, 2.85%, $830,000	**	846,848
***	AUST & NZ BKG NY	06/13/2019, 2.25%, $830,000	**	831,874
***	AVALONBAY COMM	10/01/2020, 3.63%, $266,000	**	276,216
***	BAE SYSTEMS	12/15/2020, 2.85%, $1,000,000	**	1,005,685
***	BAT INTL FIN	06/15/2020, 2.75%, $1,040,000	**	1,046,291
***	BAT INTL FIN	06/15/2022, 3.50%, $780,000	**	799,044
***	BMW US	04/06/2022, 2.70%, $1,100,000	**	1,110,655
***	BP CAP MKTS PLC	01/15/2020, 2.52%, $550,000	**	560,981
***	BP CAP MKTS PLC	02/01/2020, 2.32%, $892,000	**	902,034
***	BP CAP MKTS	05/03/2019, 1.68%, $251,000	**	250,336
***	BNP PARIBA	03/17/2019, 2.45%, $565,000	**	571,777
***	BPCE SA	07/15/2019, 2.50%, $550,000	**	558,175
***	BANK AMER FDG CRP	01/15/2019, 2.60%, $260,000	**	263,990
***	BANK AMERICA CORP	04/01/2019, 2.65%, $1,140,000	**	1,153,935
***	BANK AMER FDG	04/21/2020, 2.25%, $750,000	**	753,760
***	BANK OF AMERICA	04/19/2021, 2.63%, $1,000,000	**	1,010,255
***	BOA	12/20/2023, 3.00%, $1,546,000	**	1,551,171

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate bonds (continued)

***	BANK NOVA SCOTIA	07/21/2021, 2.80%, $830,000	**	$847,730
***	BNK OF NOVA SCOTIA	03/07/2022, 2.70%, $800,000	**	806,739
***	BANK T-M UFJ	09/08/2019, 2.35%, $550,000	**	554,054
***	BANK TOKYO-MSB	03/05/2020, 2.30%, $530,000	**	531,988
***	BARCLAYS PLC	11/08/2019, 2.75%, $466,000	**	468,889
***	BARCLAYS PLC	06/08/2020, 2.88%, $520,000	**	522,535
***	BARCLAYS PLC	01/12/2021, 3.25%, $579,000	**	593,394
***	BECTON DICKINSO	12/15/2019, 2.68%, $145,000	**	145,679
***	BERKSHIRE HATH	03/15/2021, 2.20%, $387,000	**	388,257
***	BRITISH TELECOM PLC	02/14/2019, 2.35%, $679,000	**	685,744
***	CVS HEALTH CORP	07/20/2020, 2.80%, $466,000	**	473,746
***	CANADIAN IMP BANK	06/01/2022, 2.55%, $750,000	**	745,614
***	CAN NATURAL RES	11/15/2021, 3.45%, $648,000	**	665,594
***	CAPITAL ONE FIN	04/24/2019, 2.45%, $460,000	**	463,136
***	CAPITAL ONE BK	02/13/2019, 2.25%, $1,120,000	**	1,129,766
***	CATERPILLAR FINL	01/10/2020, 2.10%, $400,000	**	403,139
***	CHEVRON PHIL	05/01/2020, 2.45%, $482,000	**	483,972
***	CHEVRON CORP NEW	03/03/2020, 1.96%, $500,000	**	501,427
***	CISCO SYSTEMS	06/15/2020, 2.45%, $520,000	**	523,934
***	CITIGROUP INC	04/08/2019, 2.55%, $560,000	**	565,225
***	CITIGROUP INC	07/29/2019, 2.50%, $550,000	**	557,439
***	CITIGROUP INC	06/10/2025, 4.40%, $785,000	**	830,416
***	CITIGROUP INC	08/02/2021, 2.35%, $1,000,000	**	998,722
***	CITIGROUP INC	01/10/2020, 2.45%, $500,000	**	506,024
***	CITIGROUP INC	04/25/2022, 2.75%, $750,000	**	752,171
***	CITIZENS BK MTN	12/04/2019, 2.45%, $500,000	**	501,198
***	CITIZENS BANK NA	03/14/2019, 2.50%, $311,000	**	314,025
***	CITIZENS BANK NA	05/13/2021, 2.55%, $1,000,000	**	999,601
***	CITIZENS BANK NA	05/26/2022, 2.65%, $250,000	**	248,327
***	CITIZENS FINCL	07/28/2021, 2.38%, $94,000	**	93,709
***	COMCAST CORP	01/15/2022, 1.63%, $1,877,000	**	1,828,975
***	COMERICA INC	05/23/2019, 2.13%, $336,000	**	335,353
***	COMMONWEALTH NY	03/13/2019, 2.25%, $1,110,000	**	1,118,121
***	COMMONWEALTH BK NY	09/06/2019, 2.30%, $550,000	**	554,733
***	COMMWLTH BK ASTL NY	03/12/2020, 2.30%, $1,050,000	**	1,057,855
***	COMWLTH EDISON	01/15/2019, 2.15%, $219,000	**	221,201
***	COMPASS BANK	06/29/2022, 2.88%, $557,000	**	551,195
***	CONOCOPHILLIP CO	05/15/2020, 2.20%, $605,000	**	605,305
***	CONSOLIDCATED EDISON	05/15/2021, 2.00%, $384,000	**	379,078
***	CREDIT SUISSE GG	04/16/2021, 3.45%, $1,000,000	**	1,030,250
***	CREDIT SUISSE NY	05/28/2019, 2.30%, $1,110,000	**	1,113,316
***	CREDIT SUISSE NY	10/29/2021, 3.00%, $550,000	**	558,424
***	DAIMLER FIN NA	09/03/2019, 2.25%, $1,100,000	**	1,104,777
***	DAIMLER FIN NA	03/02/2020, 2.25%, $533,000	**	534,894

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate bonds (continued)

***	DAIMLER FIN NA	05/18/2020, 2.45%, $1,050,000	**	$1,052,215
***	DAIMLER FIN NA	01/06/2022, 2.85%, $619,000	**	630,155
***	DAIMLER FIN NA	02/12/2021, 2.30%, $1,000,000	**	994,432
***	DANAHER CORP	09/15/2020, 2.40%, $184,000	**	185,981
***	DEUTSCHE BANK AG	05/10/2019, 2.85%, $1,300,000	**	1,309,468
***	DEUTSCHE BANK AG	02/13/2019, 2.50%, $1,510,000	**	1,523,751
***	DIAMOND 1 FI	06/01/2019, 3.48%, $1,040,000	**	1,055,952
***	DIGITAL REALTY	02/01/2023, 2.75%, $383,000	**	383,792
***	DISCOVER BANK	06/04/2020, 3.10%, $559,000	**	566,899
***	DOMINION RESOURCE	08/15/2021, 2.00%, $187,000	**	184,129
***	DUKE ENERGY	09/01/2021, 1.80%, $297,000	**	290,629
***	ERP OPERATING LP	07/01/2019, 2.38%, $363,000	**	368,191
***	EMERA US FINANCE	06/15/2019, 2.15%, $134,000	**	133,595
***	ENTERPRISE PRD	10/15/2019, 2.55%, $113,000	**	113,952
***	ENTERPRISE PROD	04/15/2021, 2.85%, $412,000	**	417,877
***	EXELON CORP	06/15/2020, 2.85%, $558,000	**	563,696
***	EXELON CORP	06/01/2022, 3.48%, $462,000	**	472,113
***	EXPRESS SCRIP HD	06/15/2019, 2.25%, $830,000	**	829,413
***	EXPRESS SCRIPTS HLD	11/01/2020, 2.60%, $622,000	**	622,771
***	EXXON MOBIL CORP	03/01/2023, 2.73%, $799,000	**	811,803
***	EXXON MOBIL CORP	03/01/2021, 2.22%, $1,020,000	**	1,025,115
***	FIFTH THIRD BAN	07/27/2020, 2.88%, $500,000	**	511,401
***	FIFTH THIRD BAN	04/25/2019, 2.38%, $862,000	**	868,181
***	FORD MTR CR CO	01/09/2020, 2.68%, $821,000	**	833,453
***	FORD MTR CR LLC	03/28/2022, 3.34%, $448,000	**	456,999
***	FORTIVE CORP	06/15/2021, 2.35%, $374,000	**	371,081
***	GENERAL ELEC CO	03/11/2024, 3.38%, $986,000	**	1,025,921
***	GENERAL MTRS FIN	04/13/2020, 2.65%, $740,000	**	744,361
***	GSINC	07/27/2021, 5.25%, $387,000	**	428,076
***	GOLDMAN SACHS GRP	09/15/2020, 2.75%, $901,000	**	912,736
***	GOLDMAN SACHS	04/25/2021, 2.63%, $536,000	**	538,155
***	GOLDMAN SACHS GRP	01/31/2019, 2.63%, $1,670,000	**	1,695,488
***	HSBC HOLDINGS	05/25/2021, 2.95%, $1,040,000	**	1,050,112
***	HSBC USA INC	06/23/2019, 2.25%, $835,000	**	835,294
***	HUNTINGTN BCSHRS	01/14/2022, 2.30%, $800,000	**	795,562
***	HUNTINGTON NATL BK	08/07/2022, 2.50%, $750,000	**	747,153
***	HYUNDAI CAP AM	03/19/2020, 2.60%, $530,000	**	529,554
***	HYUNDAI CAP AM	02/06/2019, 2.55%, $1,390,000	**	1,401,737
***	INGERSOLL-RND LX	05/01/2020, 2.63%, $150,000	**	150,607
***	INTERCONT EXCH	12/01/2020, 2.75%, $676,000	**	685,560
***	ITC HLDGS CORP	11/01/2022, 2.70%, $638,000	**	639,007
***	JPMC CO	01/28/2019, 2.35%, $966,000	**	977,482
***	JPMORGAN CHASE &CO	01/23/2020, 2.25%, $800,000	**	807,321
***	JPMORGAN CHASE &CO	06/23/2020, 2.75%, $1,580,000	**	1,594,662

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate bonds (continued)

***	JPMC CO	10/29/2020, 2.55%, $500,000	**	$503,630
***	JAPAN BANK INTL	07/21/2021, 1.50%, $982,000	**	953,504
***	JPMC CO	10/22/2019, 2.20%, $1,024,000	**	1,027,235
***	KEY BANK NA	12/15/2019, 2.50%, $429,000	**	430,689
***	KEYBANK NATL	03/16/2020, 2.25%, $286,000	**	287,022
***	KEY BANK NA	03/08/2019, 2.35%, $750,000	**	756,852
***	KINDER MORGAN EN	02/01/2019, 2.65%, $261,000	**	264,332
***	KINDER MORGAN IC	12/01/2019, 3.05%, $390,000	**	394,363
***	LOCKHEED MARTIN	11/23/2020, 2.50%, $692,000	**	698,196
***	MANU&TRD NT PRG	01/30/2019, 2.30%, $560,000	**	565,832
***	MANUFCTRS & TRDR	02/06/2020, 2.10%, $800,000	**	804,082
***	MANUFACT &TRADE	05/18/2022, 2.50%, $520,000	**	519,250
***	MUFG AMERICAS HLD	02/10/2020, 2.25%, $528,000	**	529,757
***	MARSH & MCLENN	03/06/2020, 2.35%, $750,000	**	755,161
***	MASSMUTUAL GLB	04/09/2019, 2.35%, $1,120,000	**	1,128,170
***	MASSMUTUAL	11/23/2020, 2.45%, $1,000,000	**	1,003,931
***	MASSMUTUL GLBL	04/01/2022, 2.50%, $1,000,000	**	998,696
***	MCDONALDS MTN	01/15/2022, 2.63%, $525,000	**	532,374
***	MCDONALDS CORP	12/09/2020, 2.75%, $101,000	**	102,210
***	MCKESSON CO	03/15/2019, 2.28%, $766,000	**	771,239
***	MEDTRONIC INC	03/15/2020, 2.50%, $1,100,000	**	1,114,544
***	MET LIFE GLB	04/10/2019, 2.30%, $1,120,000	**	1,127,262
***	MET LIFE GLBL FDG	04/14/2020, 2.00%, $1,020,000	**	1,016,491
***	MET LIFE GLOB	04/01/2022, 2.65%, $1,000,000	**	1,005,813
***	MITSUBISHI UFJ FI	03/01/2021, 2.95%, $1,000,000	**	1,018,867
***	MITSUBISHI UFJ	02/01/2022, 3.00%, $528,000	**	536,964
***	MITSUBISHI	10/16/2019, 2.45%, $550,000	**	553,616
***	MIZUHO FINL	04/12/2021, 2.63%, $510,000	**	511,458
***	MIZUHO FINL	09/13/2021, 2.27%, $550,000	**	543,655
***	MIZUHO FINL GROUP	02/01/2022, 2.95%, $500,000	**	506,180
***	MIZUHO BK LTD	04/16/2019, 2.45%, $560,000	**	563,224
***	MIZUHO BNK LTD	09/25/2019, 2.65%, $550,000	**	556,433
***	MORGAN STANLEY	05/19/2022, 2.75%, $750,000	**	749,560
***	MORGAN STANLEY	01/24/2019, 2.50%, $2,575,000	**	2,609,462
***	MORGAN STANLEY	07/23/2019, 2.38%, $1,050,000	**	1,062,024
***	MORGAN STANLEY	04/21/2021, 2.50%, $1,000,000	**	1,003,091
***	MORGAN STANLEY	01/27/2020, 2.65%, $850,000	**	863,427
***	NEW YORK LIFE	02/11/2020, 1.95%, $1,340,000	**	1,341,389
***	NORDEA BK AB	04/04/2019, 2.38%, $840,000	**	846,717
***	PG&E CORP	03/01/2019, 2.40%, $83,000	**	83,708
***	PNC BANK NA	10/18/2019, 2.40%, $550,000	**	553,430
***	PNC BANK NA	04/29/2021, 2.15%, $500,000	**	497,355
***	PNC BANK NA	12/09/2021, 2.55%, $500,000	**	500,471
***	PHILIP MORS INT	01/15/2019, 1.88%, $580,000	**	583,893

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate bonds (continued)

***	PHILIP MORRIS INTL	02/25/2021, 1.88%, $1,612,000	**	$1,592,957
***	PRICOA GLBL	09/21/2022, 2.45%, $772,000	**	770,217
***	PRINCIPAL FDG	09/11/2019, 2.38%, $1,000,000	**	1,008,971
***	PRINCIPAL FDGII	04/08/2020, 2.20%, $1,060,000	**	1,061,276
***	PROTECTVE LFE	08/01/2022, 2.62%, $1,000,000	**	994,957
***	PROTECTIVE LF	09/01/2020, 2.16%, $500,000	**	497,383
***	PUBLIC SVC ENT	11/15/2021, 2.00%, $355,000	**	347,435
***	PUBLIC SERVICE ELE	11/01/2022, 2.65%, $696,000	**	692,600
***	REGIONS FINL CORP	02/08/2021, 3.20%, $750,000	**	772,562
***	REGIONS FINL CORP	08/01/2022, 2.75%, $797,000	**	802,729
***	REYNOLDS AMERICAN	06/12/2020, 3.25%, $662,000	**	673,748
***	REYNOLDS AMERICAN	06/12/2022, 4.00%, $357,000	**	373,711
***	ROPER TECHNOLOGIES	12/15/2020, 3.00%, $1,000,000	**	1,013,159
***	ROPER TECHNOLOGIES	12/15/2021, 2.80%, $786,000	**	788,275
***	ROYAL BK CAN GL	10/30/2020, 2.35%, $700,000	**	702,574
***	ROYAL BANK CANADA	07/29/2019, 1.50%, $1,000,000	**	994,804
***	SEMPRA ENERGY	03/15/2020, 2.40%, $614,000	**	617,950
***	SEMPRA ENERGY	11/15/2020, 2.85%, $408,000	**	413,099
***	SHELL INTL FIN BV	05/11/2020, 2.13%, $793,000	**	793,642
***	SHELL INTL	11/10/2020, 2.25%, $750,000	**	752,133
***	SHIRE ACQ INV IRE	09/23/2021, 2.40%, $1,250,000	**	1,238,360
***	SIMON PROP GRP	01/30/2022, 2.35%, $213,000	**	213,053
***	SIMON PROPERTY	06/01/2023, 2.75%, $840,000	**	838,594
***	SOUTHERN COMPANY	07/01/2021, 2.35%, $1,040,000	**	1,045,944
***	SOUTHERN PWR CO	06/01/2020, 2.38%, $373,000	**	372,894
***	SUMITOMO BKG	01/10/2019, 2.45%, $560,000	**	567,740
***	SUMITOMO BKG	07/11/2019, 2.25%, $850,000	**	858,649
***	SUMITOMO BKG	01/16/2020, 2.45%, $500,000	**	505,747
***	SUMITOMO MITSUI	03/09/2021, 2.93%, $663,000	**	675,267
***	SUNTRUST BANK INC	05/01/2019, 2.50%, $550,000	**	554,312
***	SUNTRUST BANKS INC	03/03/2021, 2.90%, $765,000	**	780,766
***	SYNCHRONY FIN	08/15/2019, 3.00%, $196,000	**	199,565
***	SYNCHRONY FINANCL	01/15/2019, 2.60%, $1,231,000	**	1,248,013
***	TIAA AST MG	11/01/2019, 2.95%, $670,000	**	679,623
***	TJX COS INC	06/15/2021, 2.75%, $521,000	**	528,908
***	THERMO FISHER	02/01/2019, 2.40%, $102,000	**	103,262
***	TIME WARNER INC	03/29/2021, 4.75%, $468,000	**	503,775
***	TORONTO DOM BK	07/02/2019, 2.13%, $560,000	**	565,800
***	TORONTO DOM BANK	04/07/2021, 2.13%, $1,030,000	**	1,025,199
***	TOTAL CAP INTL	01/10/2019, 2.13%, $1,700,000	**	1,718,748
***	TOTAL CAP INTL	06/19/2021, 2.75%, $550,000	**	555,937
***	TOYOTA MOTOR CORP	01/11/2022, 2.60%, $500,000	**	508,767
***	TRANSCANADA PIP	08/01/2022, 2.50%, $987,000	**	990,879
***	TRANSCANADA	11/15/2019, 2.13%, $1,020,000	**	1,019,024

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate bonds (continued)

***	UBS AG STAM	08/14/2019, 2.38%, $830,000	**	$838,101
***	UBS AG LON	12/01/2020, 2.45%, $500,000	**	499,548
***	USAA CAPITAL	06/01/2021, 2.00%, $750,000	**	736,898
***	UNITED HEALTH	07/15/2020, 2.70%, $421,000	**	431,081
***	UNITEDHEALTH GP	03/15/2021, 2.13%, $750,000	**	749,103
***	VERIZON COMMUNS	02/21/2020, 2.63%, $886,000	**	901,832
***	VERIZON COMMS INC	11/01/2021, 3.00%, $500,000	**	508,038
***	VERIZON COMM	08/15/2021, 1.75%, $658,000	**	644,610
***	VERIZON COM	03/15/2022, 2.95%, $490,000	**	497,176
***	VOLKSWAGEN GRP	05/22/2020, 2.40%, $529,000	**	528,798
***	WASHINGTON PG	04/01/2020, 3.85%, $530,000	**	536,515
***	WELLPOINT INC	08/15/2019, 2.25%, $550,000	**	553,591
***	WELLS FARGO	01/22/2021, 3.00%, $1,040,000	**	1,068,501
***	WELLS FARGO & CO MTN	07/22/2020, 2.60%, $1,000,000	**	1,017,574
***	WESTPAC BANKING	08/19/2019, 1.60%, $1,000,000	**	995,377
***	WESTPAC BANKING	01/11/2022, 2.80%, $500,000	**	510,090
***	WISCONSIN ENERGY	06/15/2020, 2.45%, $301,000	**	301,891
***	XCEL ENERGY INC	03/15/2021, 2.40%, $283,000	**	283,100
***	XEROX CORP	03/15/2019, 2.75%, $696,000	**	701,631
***	ZOETIS INC	11/13/2020, 3.45%, $145,000	**	149,080

	Total corporate bonds			166,484,088

	Residential mortgage-backed bonds

***	FHLG 5.50% 03/34 #G01665	03/01/2034, 5.50%, $92,270	**	102,547
***	FHLM ARM 3.54% 04/40 #1B4657	04/01/2040, 3.54%, $50,727	**	53,171
***	FHLM ARM 3.66% 04/40 #1B4702	04/01/2040, 3.66%, $55,026	**	57,921
***	FHLG 25YR 5.50% 07/35 #G05815	07/01/2035, 5.50%, $63,603	**	70,622
***	FHLG 15YR 4.00% 07/24 #G13596	07/01/2024, 4.00%, $146,272	**	152,444
***	FHLG 15YR 5.00% 04/20 #G13598	04/01/2020, 5.00%, $34,738	**	35,347
***	FHLG 15YR 4.00% 09/25 #G14376	09/01/2025, 4.00%, $124,302	**	129,636
***	FHLG 15YR 3.50% 10/26 #G14450	10/01/2026, 3.50%, $1,701,910	**	1,765,564
***	FHLG 15YR 2.50% 06/23#G14775	06/01/2023, 2.50%, $168,044	**	169,511
***	FHLG 15YR 3.50% 08/26#G15273	08/01/2026, 3.50%, $837,667	**	868,735
***	FHLG 15YR 4.00% 06/24 #G18312	06/01/2024, 4.00%, $184,326	**	192,104
***	FHLM ARM 3.38% 11/35 #1J1228	11/01/2035, 3.38%, $40,978	**	42,180
***	FHLG 20YR 3.50% 06/32#C91456	06/01/2032, 3.50%, $1,055,135	**	1,100,349
***	FHLM ARM 3.63% 08/41 #1B8533	08/01/2041, 3.63%, $68,744	**	72,701
***	FHLM ARM 3.63% 09/41 #1B8608	09/01/2041, 3.63%, $40,976	**	42,868
***	FHLM ARM 3.58% 05/41#1B8124	05/01/2041, 3.58%, $33,021	**	34,709
***	FHLM ARM 3.25% 04/41#1B8179	04/01/2041, 3.25%, $22,620	**	23,727
***	FHLM ARM 3.42% 05/41#1B8304	05/01/2041, 3.42%, $23,610	**	24,805
***	FHLM ARM 3.68% 06/41#1B8372	06/01/2041, 3.68%, $29,845	**	31,369
***	FHLM ARM 3.27% 06/41	06/01/2041, 3.27%, $25,680	**	26,933

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Residential mortgage-backed bonds (continued)

***	FHLM ARM 3.20% 09/41#1B8659	09/01/2041, 3.20%, $25,052	**	$26,222
***	FHLG 15YR 5.50% 03/19 #E01604	03/01/2019, 5.50%, $4,960	**	5,063
***	FHLG 15YR 4.00% 09/25 #E02787	09/01/2025, 4.00%, $179,685	**	187,508
***	FHLG 15YR 4.00% 04/26 #E02867	04/01/2026, 4.00%, $96,699	**	101,272
***	FHLM ARM 3.59% 08/36 #848185	08/01/2036, 3.59%, $37,439	**	39,349
***	FHLM AR 12M+187.9 3.64% 10/42#849255	10/01/2042, 3.64%, $125,638	**	131,471
***	FHLG 15YR 2.50% 09/22#J20415	09/01/2022, 2.50%, $75,441	**	76,118
***	FHLG 15YR 3.00% 05/29#J29409	05/01/2029, 3.00%, $1,835,857	**	1,879,784
***	FHLG 5.50% 05/34 #Z40042	05/01/2034, 5.50%, $696,082	**	772,158
***	FHLG 20YR 6.00% 09/22 #C90580	09/01/2022, 6.00%, $21,974	**	24,604
***	FNMA 5.50% 11/34 #310105	11/01/2034, 5.50%, $505,262	**	561,663
***	FNMA 6.50% 07/32 #545759	07/01/2032, 6.50%, $24,786	**	28,281
***	FNMA 6.50% 07/32 #545762	07/01/2032, 6.50%, $9,667	**	11,027
***	FNMA ARM 3.55% 10/41 #AH5261	10/01/2041, 3.55%, $61,426	**	63,722
***	FNMA ARM 3.55% 08/41 #AH5259	08/01/2041, 3.55%, $71,524	**	74,229
***	FNMA ARM 3.26% 07/41#AI3469	07/01/2041, 3.26%, $29,952	**	31,391
***	FNMA ARM 3.55% 08/41 #AI4358	08/01/2041, 3.55%, $13,268	**	13,851
***	FNMA ARM 3.57% 07/41#AI6050	07/01/2041, 3.57%, $39,703	**	42,020
***	FNMA ARM 3.33% 10/41#AI6819	10/01/2041, 3.33%, $21,439	**	22,221
***	FNMA ARM 3.57% 09/41 #AI8935	09/01/2041, 3.57%, $48,508	**	50,986
***	FNMA ARM 3.20% 09/41#AI9813	09/01/2041, 3.02%, $26,086	**	27,513
***	FNMA ARM 2.97% 10/41#AJ3399	10/01/2041, 2.97%, $12,426	**	12,997
***	FNMA 15YR 3.50% 05/27 #AL1741	05/01/2027, 3.50%, $421,581	**	437,382
***	FNMA 15YR 3.50% 03/27 #AL1746	03/01/2027, 3.50%, $680,817	**	706,652
***	FNMA 15YR 3.50% 05/27 #AL1751	05/01/2027, 3.50%, $152,929	**	158,613
***	FNMA 15YR 3.50% 01/26 #AL1168	01/01/2026, 3.50%, $144,181	**	149,608
***	FNMA 15YR 4.50% 11/25#AL8242	11/01/2025, 4.50%, $401,327	**	422,287
***	FNMA 15YR 3.00% 09/30#AL8853	07/01/2030, 3.00%, $2,895,941	**	2,965,911
***	FNMA ARM 2.59% 06/42#AO2244	06/01/2042, 2.59%, $44,484	**	46,041
***	FNMA ARM 3.37% 11/34 #735011	11/01/2034, 3.37%, $53,286	**	54,889
***	FNMA 6.50% 12/32 #735415	12/01/2032, 6.50%, $9,625	**	10,979
***	FNMA 6.50% 07/35 #745092	07/01/2035, 6.50%, $10,649	**	12,196
***	FNMA ARM 3.55% 12/34 #802852	12/01/2034, 3.55%, $46,200	**	49,005
***	FNMA 6.50% 08/36 #888034	08/01/2036, 6.50%, $16,492	**	18,800
***	FNMA 6.50% 08/36 #888544	08/01/2036, 6.50%, $77,172	**	88,146
***	FNMA ARM 3.31% 05/35 #889946	05/01/2035, 3.31%, $54,445	**	57,161
***	FNMA ARM 3.51% 02/35 #995017	02/01/2035, 3.51%, $102,621	**	107,403
***	FNMA ARM 3.35% 07/35 #995414	07/01/2035, 3.35%, $101,786	**	107,746
***	FNMA ARM 3.43% 10/35 #995415	10/01/2035, 3.43%, $264,970	**	277,635
***	FNMA ARM 3.48% 11/36 #995606	11/01/2036, 3.48%, $87,284	**	91,090
***	FNMA ARM 3.58% 04/35 #995609	04/01/2035, 3.58%, $36,272	**	38,133
***	FNMA 10YR 2.50% 10/22#AB6544	10/01/2022, 2.50%, $117,159	**	118,127
***	FNMA 10YR 2.50% 10/22#AB6730	10/01/2022, 2.50%, $95,346	**	96,146
***	FNMA ARM 3.48% 01/40 #AC0599	01/01/2040, 3.48%, $87,230	**	91,713

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Residential mortgage-backed bonds (continued)

***	FNMA 10YR 2.50% 05/23 #MA1431	05/01/2023, 2.50%, $253,776	**	$255,949
***	FNMA ARM 3.51% 03/40 #AD0820	03/01/2040, 3.51%, $56,171	**	59,209
***	FNMA ARM 3.24% 12/33#AD0066	12/01/2033, 3.24%, $143,175	**	148,827
***	FNMA 6.50% 6.50% 12/35 #AD0723	12/01/2035, 6.50%, $95,894	**	109,361
***	FNMA ARM 3.59% 03/40 #AD1555	03/01/2040, 3.59%, $69,462	**	73,074
***	FNMA 6.50% 08/36 #AE0746	08/01/2036, 6.50%, $64,172	**	73,272
***	FNMA ARM 3.57% 11/40#AE6806	11/01/2040, 3.57%, $11,302	**	11,851

	Total Residential mortgage-backed bonds			16,017,899

	State and Political Subdivisions Bonds

***	NYC TFA (PIT) 2.85% 02/24	02/01/2024, 2.85%, $255,000	**	258,459
***	NYC TFA (PIT) 2.05% 08/23	08/01/2023, 2.05%, $280,000	**	273,096
***	NYS UDC 2.67% 03/23	03/15/2023, 2.67%, $645,000	**	647,755
***	NYS UDC 2.70% 03/23	03/15/2023, 2.70%, $1,110,000	**	1,108,446
***	ONTARIO PROVINCE 1.25% 06/19	06/01/2019, 1.25%, $750,000	**	741,087
***	QUEBEC PROVINCE 2.38% 01/22	01/31/2022, 2.38%, $1,000,000	**	1,006,232

	Total State and Political Subdivisions Bonds			4,035,075

	US Treasury, government and agency bonds

***	FNMA	11/30/2020, 1.50%, $1,425,000	**	1,405,795
***	FNMA	02/26/2019, 1.00%, $2,454,000	**	2,438,737
***	FNMA	08/02/2019, 0.88%, $990,000	**	977,617
***	FNMA	07/01/2026, 3.50%, $61,889	**	64,189
***	FNMA	01/01/2033, 2.50%, $253,435	**	254,003
***	FNMA	01/01/2033, 2.50%, $313,346	**	313,656
***	FNMA	01/01/2033, 2.50%, $356,396	**	357,194
***	FNMA	01/01/2033, 2.50%, $209,456	**	209,926
***	FNMA	09/01/2029, 3.50%, $603,782	**	629,336
***	FNMA	10/01/2029, 3.50%, $256,379	**	267,230
***	FNMA	01/01/2027, 3.50%, $282,458	**	292,956
***	USTN	08/31/2022, 1.63%, $22,000,000	**	21,573,037
***	USTN	03/31/2021, 2.25%, $20,000,000	**	20,246,189
***	USTN	03/31/2020, 1.38%, $25,194,000	**	24,984,685
***	USTN	04/30/2020, 1.38%, $2,681,000	**	2,653,797
***	USTN	12/31/2020, 1.75%, $16,500,000	**	16,385,643
***	USTN	01/31/2021, 1.38%, $7,000,000	**	6,906,332
***	USTN	07/15/2019, 0.75%, $8,162,000	**	8,052,227
***	USTN	10/31/2021, 1.25%, $11,947,000	**	11,598,761
***	UST NOTE	03/31/2022, 1.88%, $3,500,000	**	3,477,074
***	USTN	04/15/2020, 1.50%, $1,956,000	**	1,943,867
***	USTN	05/15/2020, 1.50%, $17,657,000	**	17,520,336
***	UST NOTES	07/31/2020, 1.63%, $20,000,000	**	19,979,981

	Total US Treasury, government and agency bonds			162,532,568

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Common stock - finance

*	AXA S.A. ADR	2,460,915 Shares	**	$72,473,358

	Growth mutual funds

*	EQ Advisors Trust	EQ International Growth K	**	29,735,070
*	EQ Advisors Trust	EQ GAMCO Small Company Value	**	82,659,679
*	EQ Advisors Trust	EQ/AB Small Cap Growth A	**	57,015,566

	Total growth mutual funds			169,410,315

	Fixed income mutual funds

*	Fidelity Management Trust Company	Colchester Street Trust: Money Market Portfolio		4,538,804
***	State Street Global Advisors	SSgA U.S. Government Short Term Investment Fund Class A		919,503
*	State Street Bank and Trust Company	AB US Yield Coll Inv Trst		37,891,173

	Total fixed income mutual funds			43,349,480

	Other mutual funds

*, 1	Dodge & Cox International Stock	Dodge & Cox International Stock	**	75,007,056

	GIC Wrappers

	State St Bk & Tr Co Boston	Contract # 1007007	**	38,270

	Index mutual funds

*	State Street Bank and Trust Company	Intertnl Index Non Lend Cl A	**	88,838,868
*	State Street Bank and Trust Company	Russel SM/MID Cap Idx Nl Cl A	**	48,890,504
*	State Street Bank and Trust Company	S&P 500 Index Non Lending Cl A	**	264,784,652
*	State Street Bank and Trust Company	Tuckerm Glb Liq Rl Est Nl Cl A	**	66,296,532
*	State Street Bank and Trust Company	US Infl Prot BD Idx Nl Cl A	**	45,936,060
*	State Street Bank and Trust Company	US Bond Index Non Lending Cl A	**	76,751,206
*	State Street Bank and Trust Company	US ST Govt Crd Bd Idx Nl Cl A	**	17,271,121

	Total index mutual funds			608,768,943

	Collective Trusts

*	BlkRck Eq Index	BlkRck Equity Index Fund	**	335,878,850
*	BlackRock MSCI	BlackRock MSCI	**	69,088,184
*	BlackRock Russe	BlackRock Russe	**	119,996,960
*	BlackRock U.S.	BlackRock U.S.	**	2,245,398
*	GS High Yield Inst	MW Total Return	**	43,271,254
*	MFS Heritage Trust	MFS International Growth	**	34,418,593

	Total collective trusts			604,899,239

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Self Directed Brokerage Account (SDBA)

*	SDBA		**	$33,384,737

	Short-term investments

***	CVS CAREMARK 2.25% 12/18	12/05/2018, 2.25%, $446,000	**	447,292
***	DISCOVER BANK 2.60% 11/18	11/13/2018, 2.60%, $500,000	**	503,427
***	DUKE ENERGY COR 2.10% 06/18	06/15/2018, 2.10%, $463,000	**	463,560
***	FHLG 15YR 4.50% 08/18 #E98688	08/01/2018, 4.50%, $18,976	**	19,167
***	GMALT 2015-2 A3 1.68% 12/18	12/20/2018, 1.68%, $225,429	**	225,503
***	HEWLETT PACKAR STEP, 2.85 10/18	10/05/2018, 2.85%, $1,200,000	**	1,213,947
*	Interest bearing cash held in Clearing Account		**	5,433,399
***	NEXTERA ENERGY 1.65% 09/18	09/01/2018, 1.65%, $203,000	**	203,528
***	S&P GLOBAL INC 2.50% 08/18	08/15/2018, 2.50%, $320,000	**	323,946
***	SELECT INCOME REIT 2.85% 02/18	02/01/2018, 2.85%, $259,000	**	262,076
***	TIME WARNER INC 6.88% 06/18	06/15/2018, 6.88%, $675,000	**	691,233
***	VOLKSWAGEN 2.13% 11/18 144A	11/20/2018, 2.13%, $500,000	**	500,789
***	WESTERN UN CO 3.65% 08/18	08/22/2018, 3.65%, $500,000	**	511,026
***	WOLS 2015-A A3 1.54% 10/18	10/15/2018, 1.54%, $217,703	**	217,814

	Total short-term investments			11,016,707

	Subtotal: Investments at fair value			2,105,406,333
	Adjustment from fair value to contract value for fully benefit-responsive investment contracts			17,909

	Subtotal			2,105,424,242

	Notes receivable from participants

	Notes receivable from participants	4.25% to 11.00% (2018 – 2032)	**	24,772,281

	Total			$2,130,196,523

*	Represents a party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.
***	Represents underlying investments of the Plan’s Synthetic GICs, which amounts are presented at fair value and are managed by a party-in-interest.
1	A portion of this fund represents an investment in the AXA Equitable target allocation funds

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AXA Equitable 401(k) Plan
(Name of Plan)

Dated: June 28, 2018	By:	/s/ Barbara Lenkiewicz
BARBARA LENKIEWICZ
Chairperson of The Administrative Committee of Benefit Plans of AXA Equitable Life Insurance Company (Plan Fiduciary) and Managing Director of AXA Equitable Life Insurance Company (Plan Sponsor)

Dated: June 28, 2018	By:	/s/ Glen Gardner
GLEN GARDNER
Chairperson of The Defined Contribution Plans Investment Committee of AXA Equitable Life Insurance Company (Plan Fiduciary) and Managing Director of AXA Equitable Life Insurance Company (Plan Sponsor)